EXHIBIT 99.1

Brookfield Reports Outstanding First Quarter 2022 as Cash Generating Inflation Protected Assets Accelerate Growth

Special Distribution to Shareholders of 25% of our Asset Management Business to be Completed in 2022

BROOKFIELD, NEWS, May 12, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended March 31, 2022.

Nick Goodman, CFO of Brookfield, stated “Financial results in the first quarter were very strong, and thanks to our extensive global holdings of inflation protected cash-generating assets, our results are accelerating in the current macro environment. Distributable earnings were $1.2 billion, supported by growth in our asset management franchise and strong underlying performance across our businesses. Fundraising momentum remains strong, with fee-bearing capital standing at $379 billion at the end of the first quarter. We also expect material fund closes in the second quarter and balance of 2022.”

He continued, “We will separately list and distribute to shareholders, a 25% interest in our asset management business, that we expect to complete by the end of 2022. This will be done on a tax-free basis to both Canadian and U.S. shareholders (and potentially others). Our asset management business is one of the leading alternative investment firms in the world, managing the capital of over 2,000 global institutional investors and a growing list of high net worth investors. We are excited about this next chapter of our growth.”

Operating Results

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income[1]	$2,960	$3,776	$11,572	$4,640
Net income attributable to common shareholders[2]	$1,359	$1,235	$4,090	$1,394
Net income per Brookfield share[2]	0.81	0.77	2.45	0.85
Funds from operations[2,3]	$1,597	$2,821	$6,334	$7,117
Per Brookfield share[2,3]	0.96	1.80	3.85	4.53
Distributable earnings[2,3]	$1,182	$2,507	$4,957	$6,113
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Non-IFRS and Performance Measures section on page 10 and Reconciliation of Net Income to FFO and Distributable Earnings on page 7.

Funds from operations (“FFO”) and net income totaled $1.6 billion and $3.0 billion for the first quarter. Total operating FFO increased by 43% to $1.1 billion compared to the prior year quarter, driven by the growth in our asset management earnings, contributions from new acquisitions and the benefit of an increased ownership in our real estate business that we privatized last year.

Distributable earnings (“DE”) were $1.2 billion for the quarter and $5.0 billion over the last twelve months.
DE before realizations were $947 million for the quarter and $3.7 billion over the last twelve months, representing an increase of 28% compared to the prior year last twelve months. The growth in DE before realizations was driven by higher fee-related earnings based on strong fundraising and capital deployment efforts and increased distributions from our principal investments.

Regular Dividend Declaration
The Board declared a quarterly dividend of US$0.14 per share, payable on June 30, 2022 to shareholders of record as at the close of business on May 31, 2022. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Fundraising momentum remains strong. Fee-bearing capital now totals $379 billion, an increase of approximately $14 billion during the quarter and $59 billion over the past year.

We have launched fundraising for our fifth flagship infrastructure fund and our sixth flagship private equity fund. Both expect first closes soon. Our fourth flagship real estate fund has raised $12 billion, with subsequent closes expected in the coming months. We raised additional capital for our transition fund, which will be closed at $15 billion soon.

We launched fundraising for our third growth equity fund and our third infrastructure debt fund during the first quarter, which are both expected to be larger than their predecessors. Our perpetual private funds continue to raise capital at scale, with our infrastructure and real estate perpetual funds raising $5 billion since the beginning of the year. Our non-traded REIT is now on eight distribution platforms which should start to add meaningfully to these numbers.

The above increases in fee-bearing capital contributed to a 31% increase in fee-related earnings over the last twelve months.

Fee-related earnings were $501 million in the quarter, and $2.0 billion for the last twelve months, representing a 31% increase over the last twelve months. We have approximately $33 billion of additional committed but un-invested capital across our strategies that will earn approximately $330 million of fees annually once deployed.

We invested and/or committed $33 billion to new investments during the quarter and advanced or completed a number of monetizations.

We continue to deploy capital for our $16 billion opportunistic credit fund, which is now approximately 70% invested or committed. The volatility in the public markets drove a number of opportunities across our franchise. This has enabled us to invest or commit over $10 billion in our latest flagship real estate fund, and enabled us to reach the threshold for launching our next funds for infrastructure and private equity.

On the other hand, private markets remain robust for the sale of assets that generate cash returns and have a form of inflation protection. For example, within our real estate business, we are selling two office properties in Melbourne and Sydney for $2 billion and $1 billion respectively. We also are in the process of selling an office property in London for over £300 million for just under a 4% cap rate. All sales are transacting at values substantially higher than our IFRS carrying values.

Our monetization pipeline across our other businesses remains strong and we are on track to realize up to $1 billion of realized carried interest during the year. We generated $896 million of carried interest during the quarter and $4.3 billion over the past twelve months, driven by the appreciation of our investments. Total accumulated unrealized carried interest now stands at $8.4 billion, representing a 12% increase during the quarter. As our funds mature and we return capital to investors through distributions and monetization activities, this carried interest will be realized into income.

Annualized fee revenues and target carried interest now stand at a run-rate of $8.0 billion annually.

Annualized fee revenues are now $3.9 billion, an increase of 16% over the last twelve months, driven by the significant growth in our Asset Manager. Gross target carried interest is $4.1 billion annually.

As at March 31, 2022, we had $85 billion of capital available to deploy into new investments.

Total deployable capital includes approximately $15 billion of cash, financial assets and undrawn lines of credit in BAM and our affiliates, as well as $70 billion of uncalled fund commitments. During the quarter, we further enhanced our liquidity by issuing $400 million of 30-year green bonds at 3.63% and re-opening $400 million of our 2028 notes at 2.55%.

Our Asset Management Business Will be Listed and 25% Distributed to Shareholders

In our year-end letter, we mentioned that we were considering publicly listing a partial interest in our asset management organization. We have been very encouraged by the feedback we received from shareholders and concluded that publicly listing a 25% interest in our asset management business will be overwhelmingly positive. We expect that these shares can be distributed to shareholders before year end. The distribution will be tax-free for Canadian and U.S. shareholders and we are working through the taxation in other jurisdictions.

As you may know, Brookfield’s history dates back to the establishment of its predecessor company in 1899 for the purpose of providing electricity and transportation services. The company evolved throughout the 20th century and underwent a number of name changes. In the 1970s, the company shifted its investment focus to real estate, financial services, hydroelectric power and industrial investments. Thus, our roots are in the direct ownership and operation of businesses, sometimes in partnership with others but mostly for our own account. It may surprise some of today’s shareholders to learn that we didn’t begin to provide asset management services to third parties, in a meaningful way, until the late 1990s.

Over the more than 20 years since then, our expertise in investing our own capital has greatly benefitted our asset management clients, and the asset management business has expanded rapidly. The investment sectors we focus on—renewable power & transition, infrastructure, private equity, real estate, credit and insurance solutions—which have turned out to be prime components of what is now known as the “alternative investment” industry, are very much in demand. We have emphasized achieving superior returns on our clients’ investments and Brookfield’s investments alongside those clients, and we have developed dedicated, expert management in each of the sectors.

Thus, Brookfield has made a lot of money investing on its own balance sheet, to the point where Brookfield now has proprietary assets representing approximately $75 billion of invested capital, and our asset management organization has taken its place as one of the very top alternative investment firms.

The combination of our top-tier alternative asset management organization with our very significant invested capital makes us unique among our peers and has represented a significant competitive advantage to us in building our business. This combination leverages our significant operating expertise across all our businesses, it further aligns our interests with the investors in our funds, and it means we can move rapidly to seize new opportunities. The bottom line is that today’s Brookfield consists of two businesses that are very different in nature but work together very well.

Looking forward, we believe that each of these businesses has incredible potential to expand further. To achieve this growth, however, we have concluded that they should now be separated, while preserving the benefits of their complementary nature and alignment.

We have seen the benefits that can be derived from this type of separation of businesses. Over close to 15 years, we have methodically launched our renewables, infrastructure, real estate and private equity platforms into separately managed businesses. We attribute their outstanding success in no small part to them having strong, dedicated, decentralized management teams whose efforts are concentrated on their respective businesses. This experience gives us great confidence that implementing operational separation between our asset manager and the capital investor will provide each business a platform and focus to deliver on its growth plan.

Moreover, if we are successful in our objective, creating a “pure-play” asset manager should also expand our investor base. Today, some potential investors interested in our asset management business may be put off by the need to also understand and value our proprietary investments (or they may avoid making this effort by taking our proprietary assets into account at a severe discount). Having a new security or “currency” that is well understood and appreciated by the public markets will maximize optionality for us as we continue to scale and diversify our asset management platform.

Here’s how we think about this: for now, we will refer to the capital investor of our proprietary assets as the “Corporation” and our asset management entity as the “Manager”:

Corporation	Manager
Invests for its own account Is capital intensive Retains/invests the bulk of its earnings	Manages money for others Requires little or no capital Can thus adopt a higher dividend payout ratio

As a first step, the Corporation will publicly distribute a 25% interest in the Manager to our shareholders. This will make the Manager a pure play in money management and one of the clear leaders in alternatives. The Manager’s balance sheet will be free of the substantial proprietary investments the Corporation makes for its own account, facilitating comparison of its financial statements with those of other asset managers, and its performance as a pure money manager will be clear. Since asset managers don’t need much in the way of facilities, equipment or working capital to do business, we plan for the Manager to pay out approximately 90% of its annual earnings in dividends.

The Corporation will initially hold a 75% ownership of the Manager. In addition to the shares of the Manager and our other proprietary investments, the Corporation will own its existing interest in Brookfield Reinsurance, the  most recent example of a company we have built by investing our own funds. In essence, following the transaction, the Corporation will hold the ±$75 billion of investments it currently owns plus its 75% ownership in the Manager.

The Corporation is also the entity that will continue to make early investment commitments to funds managed by the Manager, make direct investments in new and existing businesses, or repurchase shares when they represent the best potential use of funds. The Corporation’s objective will be to continue investing and compounding capital over the long term at an annualized rate in excess of 15%, consistent with our historical returns. The Corporation’s appetite for investment capital means, however, that its annual dividend will initially be set at a lower level (which, when combined with the dividends shareholders will receive from the high payout of the Manager, will be around the same as they receive today).

The result of this transaction will be two companies: a leading alternative asset management firm and a capital investor focused on compounding its capital over time, each of which has its own financial dynamics and each of which will be easier to analyze when viewed from the outside. However, through their common ownership and the fact that the Manager will manage many of the Corporation’s investments, we will preserve the extensive synergies that historically have existed between our asset management and proprietary capital investing functions. These include the sharing of industry expertise; accessing the operating expertise across our platforms; joint sourcing of deals; and the capital investor’s use of its strong balance sheet to invest alongside the asset manager, enabling our combined entities to complete large-scale transactions.

We think this is the best of both worlds: separate identities for our two distinct businesses, but preservation of their ability to benefit each other, and thus all shareholders. Separated from “asset-heavy” investments, we think the performance of the Manager as an investment manager will become even more visible, and therefore be more appealing to investors desirous of a pure-play investment in the alternatives industry. On the other hand, shareholders who wish to retain exposure to the capital investment function may favor the Corporation. Of course, any shareholder who likes things exactly the way they’ve been will be able to hold both shares side-by-side and have just that.

We hope you will share our enthusiasm for this transaction, and we look forward to having you with us in the Corporation and/or the Manager, in whatever combination you find most attractive. As we move forward, we look forward to providing you with further updates as we finalize the details of the transaction.

Lastly, as to the fundamental mechanics of the transaction, we expect them to be as follows:

  The split and distribution of shares will be structured to be tax-free for shareholders in the U.S. and Canada.
  The Corporation and the Manager will both trade on the New York and Toronto stock exchanges.
  Immediately post-transaction, the Corporation will own 75% of the Manager and current Brookfield shareholders will own the remaining 25% via the shares they receive from the distribution.
  We will also ensure that holders of Brookfield Reinsurance shares (which are exchangeable for Class A shares of Brookfield Asset Management Inc.) will be treated equally from an economic perspective.
  The transaction will proceed by way of a “plan of arrangement” in accordance with Canadian laws, subject to approval of our shareholders.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		March 31		December 31
		2022		2021
Assets
Cash and cash equivalents		$11,816		$12,694
Other financial assets		17,012		16,546
Accounts receivable and other		36,448		33,718
Inventory		12,003		11,415
Equity accounted investments		45,806		46,100
Investment properties		105,429		100,865
Property, plant and equipment		117,286		115,489
Intangible assets		31,597		30,609
Goodwill		21,116		20,227
Deferred income tax assets		3,440		3,340
Total Assets		$401,953		$391,003

Liabilities and Equity
Corporate borrowings		$11,154		$10,875

Accounts payable and other		54,963		55,694
Non-recourse borrowings in entities that we manage		173,880		165,057
Subsidiary equity obligations		4,632		4,308
Deferred income tax liabilities		20,891		20,328

Equity
Non-controlling interests in net assets	$88,889		$88,386
Preferred equity	4,145		4,145
Common equity	43,399	136,433	42,210	134,741
Total Liabilities and Equity		$401,953		$391,003

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2022	2021
Revenues	$21,882	$16,410
Direct costs[1]	(16,884)	(12,187)
Other income and gains	29	704
Equity accounted income	843	668
Expenses
Interest	(2,138)	(1,830)
Corporate costs	(33)	(29)
Fair value changes	1,780	2,094
Depreciation and amortization	(1,811)	(1,510)
Income tax	(708)	(544)
Net income	$2,960	$3,776

Net income attributable to:
Brookfield shareholders	$1,359	$1,235
Non-controlling interests	1,601	2,541
	$2,960	$3,776

Net income per share
Diluted	$0.81	$0.77
Basic	0.84	0.79
  Direct costs exclude depreciation and amortization expenses disclosed above.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FFO AND DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$2,960	$3,776	$11,572	$4,640
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	226	288	1,293	2,520
Fair value changes	(1,780)	(2,094)	(4,837)	(1,085)
Depreciation and amortization	1,811	1,510	6,738	5,892
Deferred income taxes	425	189	1,446	102
Realized disposition gains in fair value changes or prior periods	368	1,724	1,505	3,185
Non-controlling interests[2]	(2,413)	(2,572)	(11,383)	(8,137)
Funds from operations[3,4]	1,597	2,821	6,334	7,117

Less: total disposition gains	(356)	(1,821)	(1,617)	(3,266)
Less: net invested capital FFO	(612)	(364)	(2,110)	(1,819)
Less: realized carried interest, net	(128)	(223)	(620)	(512)
Corporate activities	(173)	(152)	(613)	(565)
Distributions from investments	622	489	2,331	1,965
Equity-based compensation	37	29	127	98
Preferred share dividends	(40)	(39)	(158)	(146)
Distributable earnings before realizations[3]	947	740	3,674	2,872
Realized carried interest, net[5]	128	223	620	512
Disposition gains from principal investments	107	1,544	663	2,729
Distributable earnings[3]	$1,182	$2,507	$4,957	$6,113
  Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 10.
  Excludes amounts attributable to non-controlling interests.
  Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Asset management	$629	$636	$2,607	$2,032
Renewable power and transition	70	823	291	1,801
Infrastructure	115	130	782	562
Private equity	219	992	1,257	1,762
Real estate	598	250	1,533	907
Residential	72	23	307	98
Corporate	(106)	(33)	(443)	(45)
Funds from operations[1,2,3]	$1,597	$2,821	$6,334	$7,117

Per share[4]	$0.96	$1.80	$3.85	$4.53
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 10.
  Excludes amounts attributable to non-controlling interests.
  Includes disposition gains.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$2,960	$3,776	$11,572	$4,640
Non-controlling interests	(1,601)	(2,541)	(7,482)	(3,246)
Net income attributable to shareholders	1,359	1,235	4,090	1,394
Preferred share dividends[1]	(37)	(37)	(148)	(143)
Dilutive effect of conversion of subsidiary preferred shares	—	(11)	(15)	63
Net income available to common shareholders	1,322	1,187	3,927	1,314
Dilutive impact of exchangeable shares of affiliate	2	—	4	—
Net income available to common shareholders including dilutive impact of exchangeable shares	$1,324	$1,187	$3,931	$1,314

Weighted average shares	1,567.8	1,510.5	1,549.6	1,511.3
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2] and exchangeable shares of affiliate	59.0	34.9	56.3	28.8
Shares and share equivalents	1,626.8	1,545.4	1,605.9	1,540.1

Diluted earnings per share[3]	$0.81	$0.77	$2.45	$0.85
  Excludes dividends paid on perpetual subordinated notes of $3 million (2021 – $2 million) and $10 million (2021 – $3 million) for the three months and the last twelve months ended March 31, 2022, which are recognized within net income.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Fee-related earnings	$501	$413	$1,987	$1,520

Perpetual affiliates	533	389	2,014	1,468
Corporate cash and financial assets	25	73	(6)	395
Other principal investments	64	27	323	102
Distributions from investments	622	489	2,331	1,965

Corporate activities	(173)	(152)	(613)	(565)
Preferred share dividends	(40)	(39)	(158)	(146)
Add back: equity-based compensation	37	29	127	98
Distributable earnings before realizations	947	740	3,674	2,872
Realized carried interest, net	128	223	620	512
Disposition gains from principal investments	107	1,544	663	2,729
Distributable earnings[1]	$1,182	$2,507	$4,957	$6,113

1.        Non-IFRS measure – see Non-IFRS and Performance Measures section on page 10.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended March 31, 2022, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2022, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2022 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. EST, please pre-register at
http://www.directeventreg.com/registration/event/3299480. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ1-2022. For those unable to participate in the Conference Call, the telephone replay will be archived and available until May 26, 2022. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 3299480).

About Brookfield
Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with approximately $725 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We make reference to Distributable Earnings (“DE”), which is referring to the sum of our Asset Management segment FFO, distributions received from our ownership of investments, and disposition gains from principal investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use FFO and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include FFO and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding future product offerings, and the results of future fundraising efforts and financial earnings. In addition, forward-looking statements contained in this news release include statements regarding the listing and distribution of our asset management business, including the anticipated timing of such transaction and the impact that such transaction may have on Brookfield and its shareholders. The board of directors of Brookfield has approved, in principle, Brookfield pursuing the transaction. The transaction will be subject to the satisfaction of a number of conditions, including shareholder approval, and, as such, there can be no certainty that the transaction will proceed or proceed in the manner described.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield and the Manager to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, credit, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.